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                       DANNINGER MEDICAL TECHNOLOGY, INC.



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                                   EXHIBIT 20

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                       DANNINGER ACQUIRES REHABILITATION
                             DEVICE RENTAL COMPANY


     DUBLIN, Ohio (September 9, 1996) Danninger Medical Technology, Inc. (NASDQ:DANN) today announced the acquisition of Surgical and Orthopedic Specialties, Inc. (SOS), a privately held company headquartered in Port Huron, Michigan. SOS, a durable medical equipment dealer with sales of approximately $2.7 million, rents orthopedic rehabilitation equipment primarily to home-care patients in Michigan, Indiana and Ohio. Terms of the transaction were not disclosed.

     Danninger's recovery products business is currently one of the largest manufacturers of continuous passive motion devices and thermal therapy units. Upon completion of the merger, Danninger's current rental business (Recovery Services, Inc.) and SOS will operate under the name "Danninger Healthcare, Inc." This will provide Danninger with direct access to the larger rental market.

     Danninger Medical Technology, Inc. designs, manufacturers and markets medical devices that assist patients in their recovery following surgery or trauma. Danninger is a leader in continuous passive motion devices for the knee, hip and hand. Cross Medical Products, Inc., a wholly-owned subsidiary, specializes in developing and marketing spinal implant devices.